Exhibit 12.1

Ratio of Earnings to Fixed Charges

Southern Copper Corporation

Computation of Ratio of Earnings to Fixed Charges

(Amounts in Thousands of Dollars)

							Six Months
							Ended
							June 30,
	2000	2001		2002	2003	2004	2004	2005
Earnings before tax, minority interest and cumulative effect of change in accounting principle	133,224	(65,792)		65,288	209,468	1,420,871	578,168	866,184

Fixed Charges:
Interest expense, net of capitalized interest	162,279	171,242		128,747	117,009	107,904	63,639	44,812
Amortized premiums, discounts and capital expenses related to indebtedness	(1,246)	2,159		12,400	5,844	16,500	—	10,099
Total fixed charges	161,033	173,401		141,147	122,853	124,404	63,639	54,911

Pre-tax income (loss) from continuing operations plus fixed charges	294,257	107,609		206,435	332,321	1,545,275	641,807	921,095

Ratio of earnings to fixed charges	1.8	(A	)	1.5	2.7	12.4	10.1	16.8

(A)                               Due to Southern Copper Corporation's loss in 2001, the ratio coverage was less than 1:1. Southern Copper Corporation must generate additional earnings of $65,792 to achieve a coverage of 1:1.